# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C-U: Offering Statement

☐ Form C-U: Progress Update

☑ Form C/A: Amendment to Offering Statement

    ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*
Two Spirit LLC

*Legal status of issuer*

    *Form*
    Limited Liability Company

    *Jurisdiction of Incorporation/Organization*
    New York

    *Date of organization*
    November 19, 2012

*Physical address of issuer*
684 Broadway, New York, NY 10012

*Website of issuer*
https://www.thephluidproject.com/

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
PrimeTrust LLC

*Name of intermediary through which the Offering will be conducted*
OpenDeal Inc. dba "Republic"

*CIK number of intermediary*
0001672732

*SEC file number of intermediary*
007-00046

*CRD number, if applicable, of intermediary*
283874

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
6.0% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
2% of the Securities being issued in this Offering

*Type of security offered*
Units of SAFE (Simple Agreement for Future Equity)

*Target number of Securities to be offered*
25,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$25,000.00

*Oversubscriptions accepted:*

☑ Yes

☐ No

*Oversubscriptions will be allocated:*

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

*Maximum offering amount (if different from target offering amount)*
$1,070,000.00

*Deadline to reach the target offering amount*
April 30, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of full and part-time employees*
12

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $561,785.00 | $0.00 |
| **Cash & Cash Equivalents** | $502,099.00 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $0.00 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $211,847.00 | $184,787.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $87,004.00 | $159,900.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**December 3, 2018**


**FORM C-A**


**Up to $1,070,000.00**


**Two Spirit LLC**
**d/b/a The Phluid Project**


**Units of SAFE (Simple Agreement for Future Equity)**

This Form C-A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Two Spirit LLC, a New York Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors of Securities are sometimes referred to herein as "Investors." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.


The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities, as shown below:

|  | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount | $250.00 | $15.00 | $235.00 |
| Aggregate Minimum Offering Amount | $25,000.00 | $1,500.00 | $23, 500.00 |
| Aggregate Maximum Offering Amount | $1,070,000.00 | $64,200.00 | $1,005,800.00 |

(1)        This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.thephluidproject.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is December 3, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"*

*"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### *Disclaimer of Television Presentation*

The Company's officers may participate in the filming of a television series, a series of live presentations or other similar public activities. In the course of such officers' appearances, they may present certain business information to potential investors (each a "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in these Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.thephluidproject.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Two Spirit LLC (the "Company") is a New York Limited Liability Company, formed on November 19, 2012. The Company was formerly known as Smith Garrett Consulting LLC. The Company is currently also conducting business under the name of The Phluid Project .

The Company is located at 684 Broadway, New York, NY 10012.

The Company's website is https://www.thephluidproject.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

Today's young people are leaving behind the traditional roles and structures that constrained Gen Y and Baby Boomers as young people. They are choosing to live a freer and more self-expressive life, that's honest, real, and courageous. They are asserting their right to self-exploration, and they intuitively understand that identity continually evolves over a person's lifetime. The Phluid Project aims to capture market share from the growing Gen Z and millennial markets with the disruptive force of being what we believe is the world's first gender-free retailer. The Phluid Project will assort like no other, curating our assortment by fashion idea or trend instead of by gender. Our stores and website will be places to connect with experiential events, and curated design collaborations.
In today's competitive retail space, duplication needs to be replaced with innovation.

The Company's three pillars of growth are:

1. **Community stores:** The first pillar of growth will be the rollout of experiential community stores in strategic markets in North America, Europe and Asia.
2. **E-commerce:** The second pillar of growth will be www.thephluidproject.com where we will offer both classic brands such as Fila, Champion and Dr. Martens, as well as fresh, gender neutral brands such as Gypsy Sport, Voice of Insiders and WESC. These will be carefully curated and merchandised to present a truly unique assortment.
3. **Wholesale**: The third pillar of growth will be the wholesale business which will target internet pure plays and specialty stores with our fashion private label.

**The Offering**

| | |
|---|---|
| **Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered** | 25,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)** | 25,000* |
| **Maximum amount of Units of SAFE (Simple Agreement for Future Equity)** | 1,070,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)** | 1,070,000* |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $250.00 |
| **Offering deadline** | April 30, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 29 hereof. |
| **Voting Rights** | See the description of the voting rights on page 39 hereof. |

*This does not include the securities commission owed to the interemediary in the event of a successful Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

*Maintaining, extending and expanding our reputation and brand image are essential to our business success.*

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

### *Our advertising and marketing efforts may be costly and may not achieve desired results.*

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

### *The development and commercialization of our products and services are highly competitive.*

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

### *We rely on other companies to provide for our products.*

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide products which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular product.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***As a distributor of apparel and accessories, our business depends on developing and maintaining close and productive relationships with our vendors.***

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.***
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

***Our business is subject to seasonal fluctuations.***
Our business is subject to seasonal fluctuations in that our sales are typically nominally lower during early winter months affecting the first, second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

***We depend upon designers, vendors and other sources of merchandise, goods and services.***
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers.

All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

***Our business is substantially dependent upon awareness and market acceptance of our products and brands.***
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Rob Smith in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of his death or disability. Therefore, if he dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***We have not prepared any audited financial statements.***

You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

***Our previous income is not based off the operation of our current business model.***

Income produced by the Company in the 2016 and 2017 fiscal years were not generated under our current business model. To date, the Company does not have historical financials data under our current business model. Prospective Investors should not look to the historical financials as indications of the Company's present or future preforance.

***Substantial disruption to production at our manufacturing and distribution facilities could occur.***

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

***Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.***

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are

unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

***We may incur additional expenses and delays due to technical problems or other interruptions at third-party manufacturing facilities.***

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our manufacturer's facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

***Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.***

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

***The potential impact of failing to deliver products on time could increase the cost of our products.***

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

***Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

*Our insurance may not provide adequate levels of coverage against claims.*
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

*Because our café and store are in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.*
Our financial performance depends on our single retail location. As a result, adverse economic conditions in or around our location could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

*Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.*
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

*The seasonality of our business places increased strain on our operations.*
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We

may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

***Our profitability may be negatively affected by inventory shrinkage.***
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

***Failure to execute our opportunistic buying could adversely affect our business.***
We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

***Failure to execute our inventory management process could adversely affect our business.***
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

***Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.***
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses,

reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

***We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.***

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

***Decreases in discretionary consumer spending may have an adverse effect on us.***

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

***If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.***

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of

products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

***Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.***

The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

***We may be required to collect sales tax on our direct marketing operations.***

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

***Government regulation is evolving and unfavorable changes could harm our business.***

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

***Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.***

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

***Our profitability is vulnerable to cost increases, inflation and energy prices.***

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

***Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.***

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable, particularly for clothing and accessories. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.***

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

**Risks Related to the Securities**

***The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.***

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.***

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law. The CF Shadow Security holders will agree to provide the majority of the security holders in the new round of equity financing upon which the Securities were converted with a renewable proxy agreement or enter into a voting agreement. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any director or other matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Investors will be treated the same as common equity holders.***

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

***Investors will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited

circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

Today's young people are leaving behind the traditional roles and structures that constrained Gen Y and Baby Boomers as young people. They are choosing to live a freer and more self-expressive life, that's honest, real, and courageous. They are asserting their right to self-exploration, and they intuitively understand that identity continually evolves over a person's lifetime. The Phluid Project aims to capture market share from the growing Gen Z and millennial markets with the disruptive force of being the world's first gender free retailer. The Phluid Project will assort like no other, curating our assortment by fashion idea or trend instead of by gender. Our stores and website will be places to connect with experiential events, and curated design collaborations. In today's competitive retail space, duplication needs to be replaced with innovation.

### Business Plan

The Phluid Project is part of a paradigm shift currently happening in our society. Today's young people are leaving behind the traditional roles and structures that constrained Gen Y and Baby Boomers as young people. They are choosing to live a freer and more self-expressive life, that's honest, real, and courageous. They are asserting their right to self-exploration, and they intuitively understand that identity continually evolves over a person's lifetime. The Phluid

Project aims to capture market share from the growing Gen Z and millennial markets with the disruptive force of being what we believe is the world's first gender-free retailer. It will assort like no other, curating our assortment by fashion idea or trend instead of by gender. Our stores and website will be places to connect with experiential events, and curated design collaborations. In today's competitive retail space, duplication needs to be replaced with innovation.

Please see the Offering Page (Exhibit D) for more details.

**History of the Business**

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Retail space, apparel and accessories | - Curate product offering to appeal to both our customer's style as well as their values. - Create a multi- branded experience with price points from $25-$500, across apparel, footwear, beauty, and accessories. - Host events and fundraisers to drive in-store sales - Provide a hub to hang out, have fun, and share ideas, enhanced with a coffee. - Select retail partners who embody our purpose statement of challenging boundaries with humanity. | - Gen Z, the most gender-neutral demographic, will represent 40% of all consumers by 2020. - Gen Z spending potential including allowances, earned wages and gifts will reach $143B by 2020. - The Phluid Project is targeting $50M in sales in 5 years through a multi-channel growth strategy. |

Expanding the current coffee bar offering to include pre-packaged food

In store and on-line.

**Competition**

The Company's primary competitors are Urban Outfitters, Supreme and KITH.

We believe the The Phluid Project is the world's first gender-free store

**Supply Chain and Customer Base**

T-shirts are supplied from Groceries, an LA manufacturer (20% of the business) Coffee is provided by Rise (2%) The balance is sourced from various manufacturers and distributors throughout the world

**Target 1: Actual** - Over 25 years old - Individuals exploring their identity, aware of importance of self-expression, comfortable spending time and resources on their appearance - Educated, employed professionals - Affluent, cultured, outspoken about equality and social justice - Regular shoppers of Phluid (seasonal)

**Target 2: Aspiring** - Under 25 years old - Young people exploring and striving to live authentic lives - Interested in streetwear fashion - Special interest shoppers of Phluid (holidays, back to school, birthdays, etc)

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 87/668,672 | Class 25 and 35 | The Phluid Project | August 28, 2018 | October 2, 2018 | USA |

**Governmental/Regulatory Approval and Compliance**

None

**Litigation**

The Company is currently not subject to any litigation.

**Other**

The Company's principal address is 684 Broadway, New York, NY 10012

The Company conducts business in New York City.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 6.00% | $1,500 | 6.00% | $64,200 |
| Campaign marketing expenses or related reimbursement | 20.00% | $5,000 | 4.67% | $50,000 |
| Estimated Attorney Fees | 8.00% | $2,000 | 0.19% | $2,000 |
| Estimated Accountant/Auditor Fees | 8.00% | $2,000 | 0.19% | $2,000 |
| General Marketing | 1.00% | $250 | 0.47% | $5,000 |
| Research and Development | 0.00% | $0 | 0.00% | $1,000 |
| Manufacturing | 4.00% | $1,000 | 1.87% | $20,000 |
| Future Wages | 20.00% | $5,000 | 9.35% | $100,000 |
| Repayment of Debt | 33.00% | $8,250 | 4.67% | $50,000 |
| General Working Capital | 0.00% | $0 | 72.50% | $775,800 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$1,070,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Phluid Project will consider altering the use of proceeds in case of a shift in business strategy, driven by changes in the market (e.g. a need to expand the marketing strategy) .

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Robert Smith

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Rob Smith is the CEO, Founder and sole member and has served in that position from inception to date.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Rob Smith is the CEO and Founder of the Phluid Project and has served in that position from January 2018 through the present.

Prior to the Phluid Project, Rob served as the Global Chief Product Officer for Haddad Brands from October 2012 through March of 2017, where he
- provided strategic oversight in daily operations of the Design, Branding, Sourcing and Marketing departments, leading a team of 100 employees, including 4 VPs and 20 managers,
- helped to triple growth to $2B in annual global sales,
- innovated a new multi-brand children's store concept to support strategic global partnership success and growth, growing from one store to over 300 in three years,
- helped to build a digital strategy and team to actualize the full potential of e-commerce sales, growing digital sales from 3% to 10% of total global sales
- worked to develop supply chain strategy, improving production and ratcheting up final product quality. Increased productivity of factories by eliminating those that were performing poorly and doing more with less.
  • Served as Chief Merchant Officer, oversaw all aspects of product creation and branding, leveraging 25 years of corporate retail experience, including insight into customer demand and trending retail products; and
- developed a speed-to-market model, identifying emerging silhouettes and bringing them from concept to market in just 3 to 6 months.

Rob served as a member of the Board of Directors of Steve Madden Group, and worked for Victoria's Secret and Macy's for over 25 years in various leadership roles.

*Education*

Rob earned a Bachelor of Arts in Marketing and Marketing Management from Michigan State University

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Robert Smith

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO and Founder from inception to date

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Rob Smith is the CEO and Founder of the Phluid Project and has served in that position from January 2018 through the present.

Prior to the Phluid Project, Rob served as the Global Chief Product Officer for Haddad Brands from October 2012 through March of 2017, where he
- provided strategic oversight in daily operations of the Design, Branding, Sourcing and Marketing departments, leading a team of 100 employees, including 4 VPs and 20 managers,
- helped to triple growth to $2B in annual global sales,
- innovated a new multi-brand children's store concept to support strategic global partnership success and growth, growing from one store to over 300 in three years,
- helped to build a digital strategy and team to actualize the full potential of e-commerce sales, growing digital sales from 3% to 10% of total global sales
- worked to develop supply chain strategy, improving production and ratcheting up final product quality. Increased productivity of factories by eliminating those that were performing poorly and doing more with less.
  • Served as Chief Merchant Officer, oversaw all aspects of product creation and branding, leveraging 25 years of corporate retail experience, including insight into customer demand and trending retail products; and
- developed a speed-to-market model, identifying emerging silhouettes and bringing them from concept to market in just 3 to 6 months.

Rob served as a member of the Board of Directors of Steve Madden Group, and worked for Victoria's Secret and Macy's for over 25 years in various leadership roles.

*Education*
Rob earned a Bachelor of Arts in Marketing and Marketing Management from Michigan State University

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 20 employees in New York, USA.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | LLC/Membership Interests |
|---|---|
| **Amount outstanding** | 100 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | None |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100.0% |

The Company has the following debt outstanding:

| Type of debt | Credit Card Loans |
|---|---|
| **Name of creditor** | Robert Smith |
| **Amount outstanding** | $120,000.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

## Ownership

Rob Smith owns 100% of the Company's equity interests.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Rob Smith | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

The Phluid Project's retail store accounts for 98% of annual sales, with online the remaining 2%. The 2019 milestone is to increase the online share to 50%. In terms of operational challenges, The Phluid Project needs to invest in building a team which will create an effective marketing campaign, critical to helping us achieve our potential and goals. The overall challenge is raising the needed funds as quickly as possible and hiring skilled staff to execute.

The Phluid Project has been open for a year, and now has a much deeper understanding of its consumers' needs and wants. It has adjusted its inventory in response, eliminating markdowns and growing profitable sales. Post Offering, The Phluid Project will expand further into accessories, which have a higher mark up and profit margin. Additionally, it will grow in penetration to total sales of the graphic t-shirt business, which performs at a high margin

**Liquidity and Capital Resources**

The Offering proceeds are essential to The Phluid Project's operations. It'll use the proceeds as described above. They will have a beneficial effect on our liquidity, as we currently have $200,000 in cash, which will be augmented by the proceeds and used to execute our business strategy, including growing our e-commerce sales.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with prime trust until the Minimum Amount of investments is reached. Investors may cancel an investment commitment

until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If a Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

**In the event two-times the Target Offering Amount is reached prior to April 30, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until the 48 hours before the new offering deadline to cancel their investment commitment.**

**In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than 21 days remaining before April 30, 2019.**

**The Company may only conduct another close before April 30, 2019 if i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close, and ii) more than 21 days remain before April 30, 2019.**

**The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.**

The price of the Securities was determined arbitrarily. The minimum amount that a Investor may invest in the Offering is $250.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*

6.0% of the amount raised

*Stock, Warrants and Other Compensation*

2% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities**

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100 units of membership units, of which all 100 units of membership units are outstanding.

At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**

The Securities do not entitle the Investors to any dividends.

**Conversion**

Upon each future equity financing of greater than $3,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required

vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

## Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $8,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

## Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

## Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

### *Conversion Upon a Liquidity Event Following an Equity Financing*

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

### Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

### Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

### Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Upon each future equity financing of greater than $3,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those

contemplated by Regulation CF). Except for Securities held by Investors of at least $25,000 worth of Securities ("Major Investors"), the Company has no obligation to convert the Securities in any future financing.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Robert Smith
(Signature)

Robert Smith
(Name)

Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert Smith
(Signature)

Robert Smith
(Name)

CEO and Founder
(Title)

December 3, 2018
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBITS**

Exhibit A       Financial Statements
Exhibit B       Offering Page
Exhibit C       Form Crowd SAFE
Exhibit D       Video Transcript

**EXHIBIT A**

*Financial Statements*

**EXHIBIT B**

*Offering Page*

**EXHIBIT C**

*Form Crowd SAFE*

**EXHIBIT D**

*Video Transcript*

# TWO SPIRIT, LLC

*(a New York limited liability company)*

**f/k/a Smith Garrett Consulting, LLC**

Unaudited Financial Statements for the Year ending Periods

of December 31, 2017 and 2016



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

September 15, 2018

To:     Board of Managers, Two Spirit, LLC
        Attn: Rob Smith

Re:     2017-2016 Financial Statement Review
        Two Spirit, LLC

We have reviewed the accompanying financial statements of Two Spirit, LLC (f/k/a Smith Garrett Consulting, LLC) (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year-ending period(s) of 2017 and 2016, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

*IndigoSpire CPA Group*

IndigoSpire CPA Group, LLC
Aurora, CO


**TWO SPIRIT, LLC**
**BALANCE SHEET**
**As of December 31, 2017 and 2016**
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**


| ASSETS | | 2017 | | 2016 |
|---|---|---|---|---|
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 502,099 | $ | 0 |
| Inventory | | 28,040 | | |
| Total Current Assets | | 530,139 | | 0 |
| | | | | |
| Long-term Assets: | | | | |
| Fixed assets, net | | 31,646 | | |
| | | | | |
| TOTAL ASSETS | $ | 561,785 | $ | 0 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | | | |
| | | | | |
| Liabilities: | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 39,164 | $ | 0 |
| Total Current Liabilities | | 0 | | 0 |
| | | | | |
| TOTAL LIABILITIES | | 0 | | 0 |
| | | | | |
| Stockholders' Equity: | | | | |
| Member Capital | | 622,325 | | 0 |
| Retained earnings, net of distributions | | (99,704) | | 0 |
| Total Stockholders' Equity | | 522,621 | | 0 |
| | | | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 561,785 | $ | 0 |

# TWO SPIRIT, LLC
## STATEMENT OF OPERATIONS
### For the Years Ended December 31, 2017 and 2016
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

|  | 2017 | 2016 |
|---|---|---|
| Revenue – Service | 211,847 | 184,787 |
| Revenue – Retail Sales | 0 | 0 |
| Cost of goods sold | 0 | 0 |
| Gross Profit (Loss) | 211,847 | 184,787 |
| | | |
| Operating Expenses: | | |
| General and administrative – Service | 25,139 | 24,887 |
| General and administrative – Retail Sales | 99,704 | |
| Sales and marketing | 0 | 0 |
| Total Operating Expenses | 121,858 | 24,887 |
| | | |
| Operating Income (Loss) – Service | 186,708 | 159,900 |
| Operating Income (Loss) – Retail Sales | (99,704) | 0 |
| | | |
| Pretax Income (Loss) | 87,004 | 159,900 |
| | | |
| Provision for Income Taxes | 0 | 0 |
| | | |
| Net Income (Loss) | $ 87,004 | $ 159,900 |

# TWO SPIRIT, LLC
## STATEMENT OF STOCKHOLDERS' EQUITY
### For the Years Ended December 31, 2017 and 2016
### See accompanying Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

| | Membership Units (Value) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|
| **Balance as of January 1, 2016** | $ 0 | $ 0 | $ 0 |
| Net Income (Loss) | 0 | 159,900 | 159,900 |
| Owner distributions | | (159,900) | (159,900) |
| **Balance as of December 31, 2016** | **0** | **0** | **0** |
| Net Income (Loss) | 0 | 87,004 | 87,004 |
| Capital contribution | 622,325 | | 622,325 |
| Owner distributions | 0 | (186,708) | (186,708) |
| **Balance as of December 31, 2017** | **$ 622,325** | **$ (99,704)** | **$ 522,621** |

# TWO SPIRIT, LLC
## STATEMENT OF CASH FLOWS
### For the Years ended December 31, 2017 and 2016
### See accompanying Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** |  |  |
| Net Loss | $ 87,004 | $ 159,900 |
| Adjustments to reconcile net loss to net cash used in operating activities: |  |  |
| Changes in operating assets and liabilities: |  |  |
| (Increase) in Inventory | (28,040) | 0 |
| Increase in Accounts Payable | 39,164 |  |
| Net Cash Used In Operating Activities | 98,128 | 159,900 |
|  |  |  |
| **Cash Flows From Investing Activities** |  |  |
| Purchase of property and equipment | (31,647) | 0 |
| Net Cash Used In Investing Activities | (31,647) | 0 |
|  |  |  |
| **Cash Flows From Financing Activities** |  |  |
| Capital contributions | 622,325 | 0 |
| Owner distributions | (186,708) | (159,900) |
| Net Cash Provided By Financing Activities | 435,617 | (159,900) |
|  |  |  |
| Net Change In Cash and Cash Equivalents | 502,099 | 0 |
|  |  |  |
| Cash and Cash Equivalents at Beginning of Period | 0 | 0 |
| Cash and Cash Equivalents at End of Period | $ 502,099 | $ 0 |
|  |  |  |
| **Supplemental Disclosure of Cash Flow Information** |  |  |
| Cash paid for interest | $ 0 | $ 0 |
| Cash paid for income taxes | 0 | 0 |

TWO SPIRIT, LLC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
See the accompanying Accountant's Review Report
(Unaudited)

## NOTE 1 - NATURE OF OPERATIONS

Two Spirit, LLC (which may be referred to as the "Company," "we," "us," or "our") was formed November 20, 2012 and was originally named Smith Garrett Consulting, LLC. The Company changed its name to Two Spirit, LLC on October 31, 2017. The Company is headquartered in New York.

The Company operates a clothing retail store in New York City. Prior to the name change, the Company was a service company for personal services rendered by the Company's owner, Robert Smith.

The Company has relied on advances from founders, founder's capital and other short-term liabilities since the name and business model change. As of December 31, 2017, the Company had not yet launched its retail operations.

During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $502,099 and $0, respectively, of cash on hand.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

*Property and Equipment*
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to

the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from five to 39 years.

As of December 31, 2017 and 2016 the Company had $31,647 and $0 of fixed assets recorded, respectively.  As the fixed assets have not yet been placed in service, the Company has not yet begun to depreciate those assets.  Therefore, as of December 31, 2017 and 2016, the Company has recorded $0 and $0 of depreciation expense, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  The Company had no impairment as of December 31, 2017.

*Fair Value Measurements*
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company is disregarded as an entity separate from its owner.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of December 31, 2017, the unrecognized tax benefits accrual was zero.

*Revenue Recognition*
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of

incorporation, are expensed as incurred.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

## NOTE 3 – BUSINESS MODEL CHANGE, SEGMENT REPORTING

The Company changed its name and principal business operations from personal services to retail operations in late 2017. As such, the Company has separately presented the financial results of those two business lines in the Statement of Operations.

During the years ending December 31, 2017 and 2016, the Company recorded sales, cost of sales and operating income/(loss) of $211,847, $0, and $186,708 and $184,787, $0, and $159,900, respectively, relating to the personal service business.

During the years ending December 31, 2017, the Company recorded sales, cost of sales and operating income/(loss) of $0, $0, and $(99,704).

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

## NOTE 5 – OWNER DISTRIBUTIONS

During 2017 and 2016, earnings from the operation of the Company were distributed to its owner or used to finance the beginning of the new retail business's start-up costs.

**NOTE 6 – STOCKHOLDERS' EQUITY**

As of the balance sheet date, there is a single member of the Company.


**NOTE 7 – GOING CONCERN**

These financial statements are prepared on a going concern basis. While the Company began operations in 2012 and has operated profitably as a personal service corporation, the Company has shifted its business focus.

Since the Company began its retail business model, it has incurred a loss for the period since the change through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), credit cards, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.


**NOTE 8– SUBSEQUENT EVENTS**

*Retail Operation Launch*
On March 1, 2018, the Company launched its clothing retail business in New York, NY and opened a storefront location.

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") SAFE securities for up to $1,070,000. The Company is attempting to raise up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

As part of the Crowdfunded Offering, the Company anticipates re-organizing itself from a limited liability company to become a corporation and will issue shares to its sole existing member.

*Management's Evaluation*
Management has evaluated subsequent events through September 20, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



| | |
|---|---|
| **Company Name** | The Phluid Project |
| **Logo** | |



| | |
|---|---|
| **Headline** | The world's first gender-free clothing store |

**Cover
photo**

**Hero
Image**



| Tags | Social Impact, LGBT, E-commerce, Apparel |
| --- | --- |

| Pitch text | ## Deal Highlights |
| --- | --- |

## Deal Highlights

- Founder has managed multi-billion dollar retail brands for 30+ years, including Macy's, Levi's, Nike, and Victoria's Secret
- First mover advantage in a lucrative new fashion retail space
- +340% Q2 sales growth
- NYC flagship store delivering a 20% customer conversion rate
- Founder has personally invested his own money toward the launch
- 17k+ Instagram followers & 200K+ page views in 6 months with no paid SEO/SEM
- Boundary-breaking retail mission featured in The New York Times, Forbes, The Times of London, Vogue, VICE, Mashable, Teen Vogue and dozens more

## Binary fashion hems people in

The things we wear are meant to help us embrace, explore and express ourselves. But too often, fashion retail is about dividing us into gendered sections, conquering our curiosity and limiting our potential, by forcing us into predetermined molds.

Why do we have to identify with one side or the other? Why can't we be both?



## The Phluid Project: fashion for ANY body and EVERY body

Our gender-free flagship store launched in the NoHo neighborhood of Manhattan earlier this year. It's quickly become a community hub for people to stop, shop and engage. Global buzz and growing sales have proved the concept. Over the next 18 months we're committing to spreading the love by opening community stores in other strategic North American markets and building a phluid online presence that helps people throughout the world express themselves from the inside out.

## Instore



A growing inventory of 50+ brands plus a budding private label offering. We've got apparel, accessories, gifts and an in-store cafe. We provide a platform for forward-thinking discussion and activism through weekly events and artist residencies.

## Online

Right now, our website is primarily a forum to welcome LGBTQA+ people and allies. It promotes style, culture and resources to challenge boundaries with humanity. We do also have a low-key online store which is focused on our private label offerings and selected brands.

## Press

"Gender-Free Shopping is a Movement, not a Trend" - Racked

"Fashion meets activism at the world's first gender-free store" - them.

"Supreme also began as a hangout space with a lot of T-shirts. I would love to see an empire emerge with the Phluid manifesto at its heart and lines out the door, with teenagers who are hyped to, as the manifesto on the wall says, 'express themselves openly, without judgment or fear — only freedom.'" - The New York Times

  COOL HUNTING COOLS

L'OFFICIEL   Mic

Republic — where anyone can invest in startups

https://republic.co/the-phluid-project/exhibit












## The stage is set for a lucrative e-commerce vertical

The Phluid Project is the world's first gender-free store - we've trademarked that. Our first months have been about building awareness and proving people care. Job done. Now we're all about growing sales. Our in-store metrics are pointing up, and our first holiday season is just around the corner. The next step is serious online growth.

- $615K 2018 run rate - and we only opened in March!
- 340% Q2 Growth.
- 80% of sales are apparel
- 20-25% of people who walk into the store buy something
- 126K+ organic page views from 50K+ unique web visits in our first 3 months

## The Phluid Project is blowing people's minds

"Bravo Rob Smith for this BRILLIANT, timely concept and thank you for understanding what is truly missing in the retail landscape. PHLUID IS A GEM." – Andi Fenster

"I love this store !!!! Everything is unisex and everything is trendy !" – Nino Dean

"Was just walking around with a friend on vacation in NYC and saw this store. I had to go in and literally had goosebumps. Like, finally a place to shop that's open and gender free and doesn't make me feel weird for being who I am. Thanks for the acceptance and love! Love the colognes/perfumes and the shirts are awesome." – Mara Von

"The Phluid Project is a unique and uplifting shopping experience... There is a special kind of magic in the air." – Margo Tomsey

"I normally shop on the girls side. Not anymore. This place is amazing." – Fred Connors

## Business model

- 15% wholesale private label
- 25% community stores
- 60% e-commerce

### A unique retail experience, in-store and online

Our private label offerings stand side-by-side with multiple curated brands. We sell apparel, accessories, shoes, home decor, books, food & beverage, cosmetics and fragrance. Our accessible price points range from $25-500.

We're planning to grow our business into three primary channels:

- Our wholesale business will target internet pure plays and fashion stores with our private label apparel and accessories. Target $7M in sales in Y5.
- We're rolling out experiential community stores in hot markets in North America, Europe and Asia. Target $13M in sales Y5
- www.thephluidproject.com shines new light on classic brands like Levi's, Fila, Champion and Dr. Martens, as well as helping to amplify fresh, gender neutral brands such as Gypsy Sport and WESC. All our offerings will be carefully curated and merchandised to create a truly unique assortment. Target $30M sales in Y5

## Market

$143B Gen Z spending potential by 2020 including allowances, earned wages and gifts

## Gender-free Gen Z

- 81% of Gen Z believes gender does not define a person.
- 56% of Gen Z shops outside of their assigned gender. They will represent 40% of all consumers by 2020
- 55% of Gen Z know someone with a pronoun other that "he/him" or "she/her"

Our strategy is to foster and serve the market for gender neutral clothing through influential thought leadership, creatively curated, accessibly-priced fashion and accessories, and making a gathering space for our kind of people to embrace, explore and express.

## High-end fashion is dabbling with gender neutral

We're the world's first gender-free store - it's the core of our identity. And, it's not all about us. We're a community hub designed to promote fellow gender-neutral labels and push other brands that didn't even know they could be gender free. One of our core principles is accessibility - and that's always reflected in our pricing. We're not here to one-up other players in this brave new space - we're more inclined to take stock, collaborate and listen.

| Name | Price-range | IRL Stores | Private label | Curates & sells other designers |
|------|-------------|------------|---------------|-------------------------------|
| The Phluid Project | $35-$150 | ✓ | ✓ | ✓ |
| High-End Fashion Designers<br><br>*Gucci, Calvin Klein, Rick Owens, Givenchy, Acne Studios, Public School, Alexander Wang & more* | $500+ | ✓ | ✓ | ✗ |
| New & Emerging Gender Neutral Labels<br><br>*The Discriminant, Not Equal, 69, Muttonhead, TILLYandWILLIAM, Flavnt Streetwear, Gender Flux & more* | $69-$500 | ✗ | ✓ | ✗ |

## No prior fundraising

It all starts here at Republic. Rob personally invested nearly $600K to kick things off. The Phluid Project has obtained a $300K business credit card loan and has $200K cash in the bank. Conversations about potential future funding are underway with high profile individuals in the LGBTQA+ community.

## The Phluid Project has a people-first growth strategy

Most of our raise will go toward building out our ecommerce business. The rest will boost our content, marketing and private label offerings and cover increased overhead.

The Phluid Project will build on our first mover advantage, establish our position as thought leaders and create new revenue streams by curating multi-channel content focused on inspiring individuals across the globe.

Our strategy is designed to grow our ecommerce offerings from 2% of today's revenues to 59% in Y5. Overall revenues are projected to surge from an estimated $1M in Y1 to $50M by Y5.





## Founders & team

**Rob Smith | Founder & CEO**



Rob's spent 30 years orchestrating multi-billion dollar business lines through ecommerce, digital branding, marketing, and product development. He was Macy's youngest ever VP, then their youngest ever EVP. He became Macy's trusted General Merchandise Manager before moving on to EVP and GMM roles at Victoria's Secret. He was Chief Product Officer for Haddad Brands - Nike, Levi's Jordan, Hurley, Converse. He mentors numerous fashion brands and serves on the Board of Directors for Steve Madden Ltd. and Athlete Ally. He's the Board Chair for Hetrick-Martin Institute which empowers, educates and advocates on behalf of LGBTQA+ youth. He facilitates their HMI Emery Awards. He's raised $20-30M for non profits and politicians he believes in. He's a graduate of Michigan State University.

**Advisory Board**

The Phluid Project is supported and encouraged by a high-caliber advisory board that shares their expertise in founding, investment, marketing, ecommerce, and fashion. Advisors include:

**David Porzio** | Former Chief Business Officer at Series X, Cofounder of Translator



- David has a stake in the company and plays a hands-on advisory role facilitating introductions and helping Phluid to strategize its capital raise.

**Trace Cohen** | Former CEO, 214



- Former CEO at 214 and Head of Digital Marketing at Blackberry.

**Roni Seiderman** | President, G-III Apparel Group



- G-III's brands include Calvin Klein, Karl Lagerfeld, Donna Karan and DKNY Accessories

**Martine Reardon** | Former Chief Marketing Officer of Macy's



Robyn Streisand | Founder & CEO of The Mixx + TITANIUM Worldwide
- Robyn was named to OUT100

## Join the Movement!

Together we can celebrate what makes us different and cherish what makes us the same by creating a community that is profitable in every sense of the word. Thank you for your support.

- Rob

| Team | | | | |
|------|--|--|--|--|
| | Robert Smith | Founder/CEO | A former executive vice president of merchandising at Macy's and Victoria's Secret with over 25 years of experience in the fashion industry. | |
| | David Porzio | Advisor | | |
| | Trace Cohen | Advisor | | |
| | Roni Sideman | Advisor | | |
| | Robyn Streisand | Advisor | | |

**Perks**

**FAQ**

**How do I earn a return?**

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

TWO SPIRITS, LLC
dba
THE PHLUID PROJECT

**Crowd SAFE**

**Series 2018**

**(Crowdfunding Simple Agreement for Future Equity)**

THIS CERTIFIES THAT in exchange for the payment b [Investor Name] (the "**Investor**", and together with all other Series 2018 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], TWO SPIRITS, LLC dba The Phluid Project, a New York limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of Preferred Securities or Common Securities, as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Capital Stock shall

equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)     If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)     **Liquidity Event**.

(i)     If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)     If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Preferred Securities equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Securities granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Securities issued in connection with the Company's most recent Equity Financing.

(c)     **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)     **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

## 2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Preferred Securities that is identical in all respects to the shares of Preferred Securities issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)     CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

> (ii)     Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law.  Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Securities of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)     CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b).  For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per unit of sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $3,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the

Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.


3. *Company Representations*

(a)      The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)      The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company.  This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)      The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)      No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Series or other Capital Stock issuable pursuant to Section 1.

(e)      If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued shares of Capital Stock for issuance and delivery upon

the conversion of this instrument, such number of shares of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

**4.** *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and

conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)     The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)     The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)     If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)     Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)     Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)     The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b)      The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)      In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.  SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)      Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)      There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)      The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.  *Miscellaneous*

(a)     The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)     Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)     Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)     The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)     Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this

instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)        In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)        All securities issued under this instrument may be issued in whole or fractional parts.

(h)        All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(i)        Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**").  The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction.  There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules.  The place of arbitration shall be New York, NY.  Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)        In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof.  The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units.

(k)        In the event the Investor, is a Major Investor (as defined above) the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**")  including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction,

the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

**TWO SPIRIT, LLC**
By:
Name:  Robert Smith
Title: CEO
Address: 684 Broadway, New York, NY 10012
Email:  rob@thephluidproject.com


**INVESTOR:**
By:
Name:

**Exhibit A – CF Shadow Share Proxy**

**Irrevocable Proxy**

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated $crowd_safe_date$ between TWO SPIRITS, LLC dba The Phluid Project, a New York limited liability company (the "*Company*") and $investor_name$ ("*Member")*. In connection with a conversion of Member's investment in the Crowd SAFE into Preferred Securities of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Preferred Securities of a CF Shadow Series hereby agree as follows:

1.  **Grant of Irrevocable Proxy**.

    (a) With respect to all Preferred Securities of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Interests*"), Member hereby grants to Intermediary an irrevocable proxy under Section 609 of the New York Business Corporation Law or Section 402 of the New York Limited Liability Company Law, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this irrevocable proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Preferred Securities on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests. For purposes hereof, "Member" shall be deemed to refer to Member as a shareholder if the Company converts to a corporation.
    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of the this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    (c) This irrevocable proxy shall expire as to those Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

**2. Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

**3. Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

(a) The Member has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this irrevocable proxy. The Member has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

**4. Equitable Remedies**. The Member acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

**5. Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

**6. Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary .

**7. Assignment**.
(a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this irrevocable proxy.

(b) The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

**8. Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

| INVESTOR: | INTERMEDIARY: |
|---|---|
| By: | By: |
| Name: | Name: |
| Date: | COO, OpenDeal Portal LLC d/b/a Republic |
| | Date: |

[*Text on screen*]

*The Phluid Project*

*The Concept*
- *Gen Z will represent 40% of all consumers by 2020.*
- *56% of Gen Z shops outside of their specific gender.*
- *Gen Z spending potential will reach $143B by 2020.*

*Purpose-Driven Shoppers that believe gender is a spectrum. Expression, self-empower-androgyny, optimism, peer-empower, we gen.*

*The 3 Pillars of Growth*
- *Community Stores $13M*
- *E-Commerce $30M*
- *Wholesale $7M*

*Key Milestones*
- *2018 The Launch!*
- *2019 Digital & Wholesale Growth*
- *2020 North America Expansion*
- *2021 Europe Expansion*
- *2022 Asia Expansion*

*Phluid Vlog +Youtube | Digital Lit Mag+Zine | Phluid Podcast | Weekly E-Mails with online content | Health and Wellness Resources | Monthly Subscription Services*

Rob:

It's a lot in the name. And there was a lot of time spend on the name. Phluid is really important because it's about living a life without being stagnant or stuck in one place, about flowing and ebbing and moving. And I think we should all live a life that way. It also reflects our view on gender and just space in between the binary. We add a 'ph' on the beginning, and 'ph' represents the balance, and life balance is one of our core values, and in this case, it's also a balance of masculine and feminine. And then we added on "project" at the end because we realize this is a work in progress, that we are joining a movement, a movement that's happening right now, especially with young people rejecting the binary. They're looking for a place where they can come and experience, a place free of judgment, a place where they can express themselves openly.

It's a non-gender-specific retail space. So we are the world's first gender-free store. So it starts off there. But it's more than that. We also have a coffee shop, a place for people to hang out. We have a community space in the lower level where people can eat and hang out together. And then we have events – we have talks and speakers and fundraisers. Every single day we're creating something, working together, and sharing ideas. We're going to make the world a better place, that's all I can say. It's great to peel it back and look at all of the things that it is – what brands

we use, what speakers we use, what charities we align with. We really want to challenge boundaries of humanity and do that in everything we do and every way we do it. And that's the foundation of who we are.

And then we have our values. And our core values are acceptance, balance, integrity, intention, and openness. And then we also have a social code. It's how we ask people to show up. So we check our assumptions at the door, we realize that we're all teachers and we're all students, and we ask people to listen and communicate with care. This moment in my time in my life that all roads have led up to this point, and I couldn't be more than honored than to represent the community, and to offer what I know and what I have, and to share it with the people with we share it with every single day. And I'm grateful for that.

*The Phluid Project*